SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Everyday Health, Inc.

(Name of Subject Company (Issuer))

Project Echo Acquisition Corp.,

a wholly-owned subsidiary of

Ziff Davis, LLC,

(Offerors)

a wholly-owned subsidiary of

j2 Global, Inc.

(Names of Filing Persons (Parent of Offerors))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

300415106

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Stephen Hicks

General Counsel and Corporate Secretary

Ziff Davis, LLC

28 East 28th Street

New York, New York 10016

(212) 503-3500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Filing Persons)

Copies to:

David M. Clar, Esq.

Harris Beach PLLC

99 Garnsey Road

Pittsford, New York 14534

(585) 419-8800

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$372,941,310.66	$43,223.90
*	Estimated for purposes of calculating the filing fee only. The transaction value was determined by multiplying (a) $10.50, the tender offer price, by (b) the sum of (i) 33,540,415 shares of Everyday Health, Inc.’s (“Everyday Health”) common stock issued and outstanding as of the close of business on October 20, 2016, (ii) 3,172,455, the number of shares of Everyday Health common stock subject to issuance pursuant to options to purchase shares of Everyday Health common stock that are expected to be vested upon consummation of the tender offer with an exercise price less than $10.50, (iii) 196,000, the number of shares of Everyday Health common stock estimated to be subject to outstanding purchase rights under Everyday Health’s employee stock purchase plan as of the close of business on October 20, 2016, and (iv) 889,892, the number of shares of Everyday Health common stock subject to issuance pursuant to Everyday Health’s restricted stock units that are expected to be vested upon the consummation of the tender offer. The calculation of the filing fee is based on information provided by Everyday Health as of October 20, 2016. This is the most recent practicable date. If the offer is extended, the transaction value may be adjusted accordingly for purposes of calculating the amount of the filing fee.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2017, issued August 31, 2016, by multiplying the transaction valuation by 0.00011590.

☒	Check the box if any part of the fee is offset as provided by Rule 0- 11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $43,223.90

Form or Registration No.: Schedule TO

Filing Party: j2 Global, Inc., Ziff Davis, LLC, and Project Echo Acquisition Corp.

Date Filed: November 2, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the Securities and Exchange Commission (the “SEC”) on November 2, 2016 by Project Echo Acquisition Corp., a Delaware corporation (the “Purchaser”), a direct wholly-owned subsidiary of Ziff Davis, LLC, a Delaware limited liability company (“Parent”) and a wholly-owned subsidiary of j2 Global, Inc., a Delaware corporation (“j2”). The Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Everyday Health, Inc., a Delaware corporation (“Everyday Health”), at a purchase price of $10.50 per share, net to the seller in cash, without interest, subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the offer to purchase dated November 2, 2016 (the “Offer to Purchase”), and in the related letter of transmittal (the “Letter of Transmittal”), copies of which are filed herewith as Exhibits (a)(1)(A) and (a)(1)(B), respectively, which Offer to Purchase and Letter of Transmittal, together with any amendments or supplements thereto, collectively constitute the “Offer”.

The information in the Offer to Purchase and the Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO, as applicable.

Amendments to the Offer to Purchase

Item 11.	Additional Information.

Item 11 of the Schedule TO and the disclosure under Section 17 “Legal Proceedings” of the Offer to Purchase are hereby amended and supplemented by replacing the disclosure contained in such Section 17 in its entirety with the following:

“Between November 11, 2016 and November 18, 2016, four putative class action lawsuits were filed on behalf of the public stockholders of Everyday Health (captioned Means v. Everyday Health, Inc., et al., No. 1:16-cv-08768; Jordan v. Everyday Health, Inc., et al., No. 1:16-cv-08836; Hanson v. Everyday Health, Inc., et al., No. 1:16-cv-08847; and Ebbs v. Everyday Health, Inc., et al., No. 1:16-cv-08982) in the United States District Court for the Southern District of New York against Everyday Health, members of the Everyday Health Board (the “Individual Defendants”) and, in one case, Parent, Purchaser and j2. The complaints generally allege that the defendants violated Section 14 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by issuing a Schedule 14D-9 that was materially misleading and omitted material facts related to, including, among other things, background of the proposed Transactions, data and inputs underlying the financial valuation exercises that support the opinion provided by Qatalyst Partners, and Everyday Health’s financial projections relied upon by Qatalyst Partners. The complaints also allege that the Individual Defendants violated Section 20(a) of the Exchange Act, as controlling persons who had the ability to prevent the Schedule 14D-9 from being materially false and misleading. In addition, one complaint alleges that the Individual Defendants violated their fiduciary duties of care, loyalty, good faith and candor owed to Everyday Health stockholders by, among other things, failing to take reasonable steps to obtain or ensure that Everyday Health stockholders receive adequate consideration for their stock, agreeing to restrictive deal protection devices that allegedly deter other suitors from making a superior bid for Everyday Health and causing an allegedly materially incomplete and misleading Schedule 14D-9 to be filed with the SEC. Further, such complaint alleges that Everyday Health, Parent, Purchaser and j2 aided and abetted the Individual Defendants’ alleged breaches of fiduciary duties. The actions seek, among other things, an injunction against the consummation of the proposed Transactions, the imposition of a constructive trust, in favor of the plaintiff and the class, upon any benefits improperly received by the defendants or the award of rescissory damages, and the award of costs and disbursements for the actions, including reasonable attorneys’ and experts’ fees. The defendants believe that the allegations in the complaints lack any merit and intend to vigorously defend against the actions.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Ziff Davis, LLC

By:	/s/ Stephen Hicks
Name: Stephen Hicks
Title: Corporate Secretary

Project Echo Acquisition Corp.

By:	/s/ Stephen Hicks
Name: Stephen Hicks
Title: Corporate Secretary

j2 Global, Inc.

By:	/s/ Jeremy Rossen
Name: Jeremy Rossen
Title: Vice President

Date: November 21, 2016

INDEX TO EXHIBITS

(a)(1)(A)	Offer to Purchase, dated as of November 2, 2016*

(a)(1)(B)	Letter of Transmittal*

(a)(1)(C)	Notice of Guaranteed Delivery*

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and other Nominees*

(a)(1)(F)	Summary Advertisement published on November 2, 2016*

(a)(1)(G)	Press Release issued by Parent dated November 2, 2016*

(d)(1)	Agreement and Plan of Merger, dated as of October 21, 2016, by and among Everyday Health, Parent, the Purchaser and (solely with respect to Section 9.11 thereof) j2 (incorporated by reference to the Current Report on Form 8-K filed with the Securities and Exchange Commission by Everyday Health on October 21, 2016)

(d)(2)	Form of Tender Agreement(s), dated as of October 21, 2016, which were entered into by and among Parent and the Purchaser and certain stockholders of Everyday Health*

(d)(3)	Confidentiality Agreement, dated as of June 2, 2016, by and between Parent and Everyday Health*

(d)(4)	Letter Agreement, dated as of October 20, 2016, by and among Rho Investment Partners Holdings LLC, Rho Ventures VI, L.P., Rho Ventures III Holdings LLC, Rho Ventures Partners Holdings LLC, Rho Ventures II Holdings LLC, Rho Capital Partners LLC, Everyday Health, Parent and the Purchaser*

*	Previously filed.

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